UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **February 6, 2007**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 6, 2007 Acxiom Corporation (the "Company") issued a press release announcing the resignation of Frank J. Cotroneo, Chief Financial Officer of the Company, effective February 6, 2007. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press release of the Company dated February 6, 2007 announcing the resignation of the Company's Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 6, 2007


ACXIOM CORPORATION


By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of the Company dated February 6, 2007 announcing the resignation of the Company's Chief Financial Officer.



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom Announces Leadership Change

LITTLE ROCK, Ark. – February 6, 2007 – Acxiom® Corporation (Nasdaq: ACXM) announced today that Frank Cotroneo has resigned from his position as Chief Financial Officer. Cotroneo's resignation is unrelated to his performance, and no issues have been raised regarding the accuracy or integrity of Acxiom's financial statements.

"Frank provided solid financial leadership on all fronts," said Charles Morgan, Acxiom Chairman and Company Leader. "He is a very talented professional, and he helped us immensely during a challenging time. We all wish him well as he pursues other endeavors."

Cotroneo said, "I have enjoyed the opportunity to serve on the leadership team at Acxiom and look forward to watching its continued success."

The company also announced that Rodger Kline will serve as an interim CFO while it conducts a search for a new CFO. Kline, a company veteran, is Chief Administrative Leader, a member of the Acxiom Board of Directors and previously served as Chief Financial Officer.

About Acxiom
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia, China and Canada.

For more information, visit www.acxiom.com.